Filed Pursuant to Rule 433

Free Writing Prospectus

Registration Statement No. 333-238750

Pricing Term Sheet

NAVIENT CORPORATION

Pricing Term Sheet

Issuer:	Navient Corporation

Format:	SEC Registered

Trade Date:	January 28, 2021

Settlement Date:	February 2, 2021 (T+3)

Securities:	4.875% Senior Notes due 2028

Ratings*:	Ba3 / B+ / BB-

Maturity Date:	March 15, 2028

Interest Payment Dates:	March 15 and September 15 of each year, commencing on September 15, 2021 (long first coupon).

Interest Payment Record Dates:	March 1 and September 1 of each year, commencing on September 1, 2021.

Principal Amount:	$500,000,000

Price to Public:	99.992%

Net Proceeds to Issuer (Before Expenses):	$494,960,000

Benchmark Treasury:	UST 0.625% due December 31, 2027

Benchmark Treasury Price / Yield:	$99-08 / 0.736%

Spread to Benchmark Treasury	T+ 413.9 basis points

Yield to Maturity:	4.875%

Coupon:	4.875%

Use of Proceeds:	We intend to use the net proceeds from this offering for general corporate purposes, including debt repurchases.

Change of Control Offer to Purchase	If a Change of Control Triggering Event occurs, unless we have exercised our right, if any, to redeem the notes in full, we will offer to repurchase any and all of each holder’s notes at a repurchase price in cash equal to 101% of the aggregate principal amount of the notes repurchased plus accrued and unpaid interest, if any, thereon, to, but not including, the date of repurchase.

Optional Redemption:	At any time in whole or from time to time in part, (1) prior to June 15, 2027 (nine months prior to the maturity date of the notes) (the “Par Call Date”), at a redemption price equal to the greater of (i) 100% of the principal amount of notes to be redeemed and (ii) the sum of the present value of the remaining scheduled payments of principal and interest on the notes to be redeemed that would be due if such notes matured on the Par Call Date (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points plus, in the case of (i) and (ii), accrued and unpaid interest thereon to the date of redemption, and (2) on and after the Par Call Date, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest thereon to the date of redemption.

CUSIP / ISIN:	63938C AL2 / US63938CAL28

Denominations:	$2,000, and in integral multiples of $1,000 in excess thereof.

Joint Book-Running Managers:	J.P. Morgan Securities LLC Barclays Capital Inc. RBC Capital Markets, LLC BofA Securities, Inc. Credit Suisse Securities (USA) LLC

*A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision at any time.

Obligations of Navient Corporation and any subsidiary of Navient Corporation are not guaranteed by the full faith and credit of the United States of America. Neither Navient Corporation nor any subsidiary of Navient Corporation is a government-sponsored enterprise or an instrumentality of the United States of America.

Navient Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling the Issuer toll free at 1-800-321-7179, J.P. Morgan Securities LLC collect at 1-212-834-4533, Barclays Capital Inc. toll free at 1-888-603-5847 or RBC Capital Markets, LLC at 1-866-375-8629.

This pricing term sheet supplements the Prospectus Supplement dated January 28, 2021 issued by Navient Corporation relating to its Prospectus dated May 28, 2020.